CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-54356) of our report dated, January 23, 2003, with respect to the consolidated financial statements of M-Systems Flash Disk Pioneers Ltd. included in the Annual Report (Form 20-F) for the year ended December 31, 2002.

Tel-Aviv, Israel   /s/ KOST FORER and GABBAY
May 25, 2003   A Member of Ernst & Young Global